                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                         Toreador Resources Corporation
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                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
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                         (Title of Class of Securities)

                                    891050106
                ----------------------------------------------
                                 (CUSIP Number)

                                David M. Brewer
                                33 Plymouth Rd.
                            Summit, New Jersey 07901
                                (908) 273-4468
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 31, 2001
                ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  891050106                                                 Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David M. Brewer
          ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

          PF and OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       / /
          N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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 NUMBER OF     7  SOLE VOTING POWER
  SHARES            1,749,389
               -----------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER
 OWNED BY           0
               -----------------------------------------------------------------
   EACH        9  SOLE DISPOSITIVE POWER
 REPORTING          1,749,389
               -----------------------------------------------------------------
  PERSON       10 SHARED DISPOSITIVE POWER
   WITH             0
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,749,389
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        / /

                  N/A
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

(1)   Based on a total of 9,398,488 Shares outstanding on December 31, 2001.

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ITEM 1.  SECURITY AND ISSUER.

    This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $0.15625 par value per share (the "Shares"), of Toreador Resources Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4809 Cole Avenue, Suite 108, Dallas, Texas 75205.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) The name of the person filing this Statement is David M. Brewer (the "Filing Person").

    (b) The principal address of the Filing Person is 33 Plymouth Rd., Summit, New Jersey 07901.

    (c) The Filing Person's principal business is serving as an entrepreneur.

    (d) and (e)   During the past five years, the Filing Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

    (f)  The Filing Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The funds required by the Filing Person for the purchase of 1,749,389 Shares was approximately $159,759.63 in cash for 38,733 Shares personally acquired through the open market between November 1, 2001 and November 15, 2001. 1,266,261 Shares were acquired pursuant to the Agreement and Plan of Merger by and among the Issuer, MOC Acquisition Corporation and Madison Oil Company, dated as of October 3, 2001 ("Merger Agreement"); 124,433 Shares were acquired pursuant to the Merger Agreement whereby shares of Madison Oil Company owned by PHD Partners LP were exchanged for shares of the Issuer; and 319,962 Shares were acquired pursuant to the Merger Agreement whereby a convertible debenture which was convertible by PHD Partners LP into shares of Madison Oil Company was amended to become a convertible debenture convertible by PHD Partners LP into 319,962 shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Filing Person has acquired 1,749,389 Shares which includes 38,733 Shares the Filing Person purchased on the open market between November 1, 2001 and November 15, 2001, 1,266,261 Shares which were acquired pursuant to the Merger Agreement, and 444,395 Shares beneficially owned by PHD Partners LP, which is indirectly controlled by the Filing Person which were acquired pursuant to the Merger Agreement. The Filing Person currently has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

    Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Filing Person may also acquire additional shares, or sell all or part of his Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

    Depending upon the foregoing factors and to the extent deemed advisable in light of his general investment policies, or other factors, the Filing Person may formulate other purposes, plans or proposals regarding the Issuer or the Shares, including subsequently suggesting individuals that the Issuer might consider adding to its Board. The foregoing is subject to change at any time, and there can be no assurance that the Filing Person will take any of the actions set forth above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The Filing Person may be deemed to beneficially own 1,749,389 Shares (which is approximately 18.6% of the Shares outstanding on December 31, 2001). 444,395 Shares are beneficially owned by PHD Partners LP whose General Partner is Madison Company, Inc., which is 100% owned by the Filing Person.

  (b)                Sole      Shared        Sole           Shared
                    Voting     Voting     Dispositive     Dispositive
                     Power      Power        Power           Power
                 -------------------------------------------------------
David M. Brewer   1,749,389       0        1,749,389           0

    (c) All transactions in the Shares during the past sixty days, not previously reported by the Filing Person, are set forth on Schedule A attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 9, 2002

                                       DAVID M. BREWER


                                              /s/ David M. Brewer
                                       -----------------------------------

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                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY THE FILING PERSON NOT PREVIOUSLY REPORTED WERE:

           Date of Sale       Shares Acquired      Price Per Share
           ------------       ---------------      ---------------
             11/01/01               667               3.6120
             11/01/01               233               3.5900
             11/01/01              2,666              3.6600
             11/02/01               200               3.7667
             11/02/01               100               3.7600
             11/02/01                33               3.7900
             11/02/01              1,001              3.8400
             11/02/01               900               3.8600
             11/02/01              4,400              3.8700
             11/02/01               833               4.0100
             11/06/01               667               4.0520
             11/06/01              1,667              4.0600
             11/06/01               666               4.0500
             11/06/01               200               4.1100
             11/06/01               166               4.1600
             11/06/01               334               4.1800
             11/06/01               966               4.2100
             11/06/01               166               4.2500
             11/07/01               667               4.3520
             11/07/01             12,868              4.3100
             11/07/01              2,333              4.2900
             11/07/01              1,433              4.3000
             11/07/01               667               4.2800
             11/09/01              1,000              4.2613
             11/09/01              1,234              4.2600
             11/09/01              1,000              4.2100
             11/12/01               834               4.1116
             11/12/01                66               4.1100
             11/15/01               100               4.1233
             11/15/01               666               4.1100